Exhibit 99.1

Waterdrop Inc. Announces Appointment of New Independent Director

BEIJING, June 23, 2026 /PRNewswire/ -- Waterdrop Inc. (NYSE: WDH) (“Waterdrop” or the “Company”), a leading technology platform dedicated to insurance and healthcare services with a positive social impact, today announced the appointment of Ms. Qianfei Chang as an independent director of the Company’s board of directors (the “Board”), the chairman of the audit committee of the Board, a member of the compensation committee of the Board and a member of the nominating and corporate governance committee of the Board, replacing Mr. Heping Feng, effective July 1, 2026.

Mr. Feng has tendered his resignation as an independent director, a member of the audit committee of the Board, a member of the compensation committee of the Board and a member of the nominating and corporate governance committee of the Board due to personal reasons. The resignation of Mr. Feng was not due to any dispute or disagreement with the Company.

Ms. Qianfei Chang has served as General Manager and Finance Principal at Beijing Shuizhong Guanlang Culture and Media Co., Ltd. since August 2025. From July 2015 to July 2025, Ms. Chang served at China Development Bank Capital Co., Ltd., a national-level strategic investment platform and wholly owned subsidiary of China Development Bank. At China Development Bank Capital, Ms. Chang held several senior positions across core risk management functions, including Deputy General Manager of the Audit Department from June 2023 to July 2025, Deputy General Manager of the Investment Management Department from January 2022 to May 2023, and from July 2015 to December 2021, the core member of the Finance Department where her final position was Deputy General Manager. Prior to joining China Development Bank Capital, Ms. Chang served at United Credit Ratings Co., Ltd., a leading domestically regulated credit rating agency in China, from July 2013 to February 2015, where she was primarily responsible for sovereign credit rating analysis, independently conducting comprehensive assessments of macroeconomic conditions, fiscal health, sovereign debt, foreign exchange reserves, geopolitical risks, and financial system stability at the national level. From September 2008 to January 2011, Ms. Chang served at PricewaterhouseCoopers in Beijing, where she participated in annual financial statement audits and specialized internal control audits for multiple listed companies and large central state-owned enterprises.

Ms. Chang is a Certified Public Accountant in China and holds the title of Intermediate Economist.

Ms. Chang obtained her Master of Business Administration degree with a concentration in Finance from the Chinese University of Hong Kong in June 2013. She received her Master’s degree in Power Engineering and Engineering Thermophysics from Tsinghua University in July 2008 and her Bachelor’s degree in Vehicle Engineering from Tsinghua University in July 2006.

“On behalf of the Board and senior management, we are delighted to welcome Ms. Chang to our Board. Ms. Chang has over 15 years of distinguished experience in financial management, equity investment, and audit oversight at leading state-owned financial institutions and international professional services firms. We believe that her deep expertise in financial accounting, internal controls, risk management, and capital markets will be of tremendous value to the Company as we continue to strengthen our corporate governance and drive long-term growth. We look forward to working with Ms. Chang as we continue to make a positive impact on people’s lives,” said Mr. Peng Shen, Founder, Chairman, and Chief Executive Officer of Waterdrop, “We would also like to extend our gratitude for Mr. Feng’s invaluable contributions and wishes him all the best in his future.”

About Waterdrop Inc.

Waterdrop Inc. (NYSE: WDH) is a leading technology platform dedicated to insurance and healthcare services with a positive social impact. Founded in 2016, with the comprehensive coverage of Waterdrop Insurance Marketplace and Waterdrop Medical Crowdfunding, Waterdrop aims to bring insurance and healthcare service to billions through technology. For more information, please visit www.waterdrop-inc.com.

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Waterdrop Inc.
IR@shuidi-inc.com

SOURCE Waterdrop Inc.